SUPPLEMENT Dated June 14, 2010
To the Current Prospectus

ING Simplicity Variable Annuity

Issued By ING USA Annuity and Life Insurance Company
Through its Separate Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The following change applies to the investment portfolio that is currently available under your contract. The change consists of a subadviser change. The investment objective of the portfolio is unchanged. The explanatory parenthetical clarifies the specific change for the investment portfolio. Appendix A is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Partners, Inc. *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*	

ING Van Kampen Equity and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Invesco Advisers, Inc. *(formerly known as Van Kampen)*
	Seeks total return, consisting of long-term capital appreciation and current income.